SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2002
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|   Form 20-F               |_|  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|   Yes                     |X|  No

     The Registrant hereby informs the Securities and Exchange Commission that November 26, 2002 has been set as the record date for shareholders entitled to receive notice of and vote at the Registrant's Annual General Meeting of Shareholders to be held on December 23, 2002 (the "Meeting"). The Registrant intends to distribute to shareholders on or about December 2, 2002 a proxy statement with respect to the Meeting.




                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ELBIT SYSTEMS LTD.
                                       (Registrant)


                                       By:  /s/ Arie Tal
                                           -------------------------------------
                                           Name: Arie Tal
                                           Title: Corporate Secretary

Dated: November 25, 2002